CONSENT OF INDEPENDENT GEOLOGIST

I have issued a geology report on the HC1 and HC2 Claims for the Harrison Lake Nickel Copper Massive Sulphide Project dated January 2002 and such report is referenced in Harrison Holding’s Inc.‘s SB-2 Registration Statement. I hereby consent to the use of my name as a consultant to the Company and to the summary of my aforementioned reports in the prospectus.

/s/   Laurence Stephenson

Laurence Stephenson
October 14, 2002